July 30, 2021

Susan Block

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Southern States Bancshares, Inc.
Registration Statement on Form S-1
Filed on July 15, 2021
File No. 333-257915

Ladies and Gentlemen:

Set forth below are the responses of Southern States Bancshares, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 27, 2021 and by phone on July 27, 2021, with respect to the Company’s registration statement on Form S-1 (the “Registration Statement”), filed with the Commission on July 15, 2021.

Concurrently with the submission of this letter, we are submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding written comment in bold, italicized text. All page numbers refer to pages of Amendment No. 1 unless otherwise noted.

Registration Statement on Form S-1 filed on July 15, 2021

Exclusive Forum, page 137

1.

We note your disclosure that your exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or Exchange Act. Please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We acknowledge the Staff’s comment. We inform investors of this on page 138 of the preliminary prospectus included in Amendment No. 1 filed today. We will also inform investors in future filings under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by including disclosure of the exclusive forum provision, and that it would not apply to suits brought to enforce any duty or liability created under the Securities Act or Exchange Act, at any time a description of the Company’s securities is required under Item 202 of Regulation S-K.

615 Quintard Ave ◆ Anniston, AL 36201 ◆ Office: (256) 241-1092 ◆ www.southernstatesbank.net

Securities and Exchange Commission

July 30, 2020

We have also revised the Registration Statement in response to comments received verbally from the Staff to include the persons or entities with ultimate voting power over the principal and selling stockholders. Please see “Principal and Selling Stockholders” beginning on page 132 of the preliminary prospectus included in Amendment No. 1 filed today.

If you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Mike Waters or Clint Smith of Jones Walker LLP at (205) 244-5210 or (504) 586-8429, respectively.

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Very truly yours,

Southern States Bancshares, Inc.

By:	/s/ Lynn Joyce
Name: Lynn Joyce
Title: Chief Financial Officer

Enclosures

cc:	Dietrich King (U.S. Securities and Exchange Commission)

Robert Klein (U.S. Securities and Exchange Commission)

Hugh West (U.S. Securities and Exchange Commission)

Stephen Whatley (Southern States Bancshares, Inc.)

Mike Waters (Jones Walker LLP)

Clint Smith (Jones Walker LLP)

Ralph F. MacDonald, III, Esq. (Jones Day)